Exhibit 99.2

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,
Chácara Santo Antônio, CEP 04719-911, São Paulo - SP
Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone +55 (11) 3940-1500

kpmg.com.br

To

Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities Nunavut
Office of the Yukon Superintendent of Securities

August 10, 2023

Dear Sir/Madam Re: Notice of Change of Auditors of Sigma Lithium Corporation

We have read the Notice of Sigma Lithium Corporation dated July 21, 2023, and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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